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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

TD Banknorth Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87235A 10 1
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222
Copies to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87235A 10 1	Page	2	of	4

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		126,997,102

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		126,997,102

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	126,997,102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	55.76%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

*  Percentage ownership based on 227,763,582 shares of Issuer Common Stock outstanding as of February 28, 2006, as provided by the Issuer.

Item 1.	Security and Issuer
             This Amendment No. 5 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005 and Amendment No. 4 thereto filed on February 8, 2006 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.

Item 3.	Source and Amount of Funds or Other Consideration
             Item 3 of the Statement is hereby amended and supplemented by the following:
             The total consideration paid by TD in connection with the purchase of the 590,304 shares of Issuer Common Stock acquired by it since its most recent filing on Schedule 13D on February 8, 2006 was approximately $18.0 million, all of which was provided from TD’s cash on hand.

Item 5.	Interest in Securities of the Issuer
             Item 5 of the Statement is hereby amended and supplemented by the following:
             (a) (i) As of February 28, 2006, TD was the beneficial owner of 126,997,102 shares of Issuer Common Stock, representing approximately 55.76% of the outstanding Issuer Common Stock, based on a total of 227,763,582 shares of Issuer Common Stock outstanding as of February 28, 2006, as provided to TD by the Issuer.
             Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 967,084 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 38,619 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and Profit Sharing Employee Stock Ownership Plan and options to purchase 909,455 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof. Each of Mr. Bennett and Mr. Prezzano beneficially own 4,335 shares of Issuer Common Stock, which number includes, in each case, options to purchase 2,000 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof.
             (c) Except for purchases by TD and Mr. Ryan as described below, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since TD’s most recent filing on Schedule 13D on February 8, 2006. Since the date of such filing, TD and Mr. Ryan have made the following acquisitions of Issuer Common Stock:
•	TD acquired, in open market purchases, 500,000 shares at $30.50 per share on February 22, 2006 and 90,304 shares at $30.70 per share on February 28, 2006; and

•	Mr. Ryan acquired, under the Issuer’s 401(k) Plan and Profit Sharing Employee Stock Ownership Plan, 168.9 shares at $29.78 per share on February 8, 2006 and 457.576 shares at $30.26 per share on February

28, 2006. Due to an inadvertent error in the reporting of Mr. Ryan’s ownership, TD’s most recent filing on Schedule 13D on February 8, 2006 reported that Mr. Ryan then owned 996,457 shares of Issuer Common Stock. Such filing should have reported beneficial ownership by Mr. Ryan of 966,457 shares. Accordingly, the only change in Mr. Ryan’s beneficial ownership of Issuer Common Stock since TD’s most recent filing on Schedule 13D is the increase of approximately 627 shares as described in this paragraph.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK
By: /s/ Christopher A. Montague
Name: Christopher A. Montague, Esq.
Title: Executive Vice President and General Counsel
Dated: March 2, 2006